REOFFER PROSPECTUS


                         RASCALS INTERNATIONAL, INC.

                       500,000 Shares of Common Stock


     The shares are being offered by persons who are control persons with respect to Rascals International, Inc. by reason of their positions in Rascals' management or their ownership of Rascals stock. They purchased the shares from Rascals pursuant to an employee stock purchase plan. .

     The selling shareholders intend to sell the shares into the public market from time to time. The shareholders will negotiate with the market makers for Rascals International's common stock to determine the prices for each sale. They expect each sale price to be near to the market price at the time of the sale.

     Rascals International's common stock is listed for trading on the OTC Bulletin Board under the trading symbol "RSCA.OB."

     Purchase of Rascals International common stock involves risk. Please see "Risk Factors," which begins on page 2.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


                       Rascals International, Inc.
                    414 Eagle Rock Avenue, Suite 308
                         West Orange, NJ 07052
                            973-243-8080



              The date of this prospectus is July 11, 2003


                           TABLE OF CONTENTS

RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . . .-2-

SELLING SHAREHOLDERS . . . . . . . . . . . . . . . . . . . . .-4-

OTHER AVAILABLE INFORMATION. . . . . . . . . . . . . . . . . .-5-

INDEMNIFICATION. . . . . . . . . . . . . . . . . . . . . . . .-5-


                           RISK FACTORS

     You should carefully consider the risks described below before buying our common stock. If any of the risks described below actually occurs, that event could cause the trading price of our common stock to decline, and you could lose all or part of your investment.

            I.  Risks attendant to our business plan.

     We lack sufficient capital to fully carry out our business plan.

     In order to make our operations cost-efficient, it is necessary that we expand our operations. At the present time, however, our capital resources are sparse. In order to expand our operations, we will need an infusion of capital. Management is currently seeking sources of capital to fund our growth. But we do not know if we will be able to obtain the necessary capital. If we cannot obtain additional capital, it is unlikely that our business will ever be prosperous.

     We may be unable to satisfy our current debts.

     Primarily as a result of the operating losses experienced over the past three years, our debts are far in excess of the book value of our assets. We are currently in default in making payments to a number of our creditors, including secured creditors. We are engaged in efforts to negotiate compro mises and extensions with our major creditors. If those negotiations are unsuccessful, however, our business may fail.

     We may not become profitable.

     Rascals International has incurred substantial operating losses during the past three years. In order to achieve profitability it will be necessary that we either expand operations to a point sufficient to cover overhead or establish new sources of revenue. Failing such developments, it is likely that we will continue to sustain net losses.

     Current shareholders may suffer dilution as a result of our financing activities.

     If we are able to sell equity in Rascals International and raise the capital we need to grow, it is almost certain that the sale will occur at a price which is less than the market price for our common stock when the sale occurs. In addition, the issuance of common stock to settle debts or to attract management is also likely to occur at below-market prices. Such sales and issuances may, therefore, have the effect of reducing the market price for our common stock. In addition, other terms may be negotiated with investors which could have the effect of diluting the interest of current shareholders in the equity of Rascals International.



                                    -2-


     Our business development would be hindered if we lost the services of our President.

     Eduardo Rodriguez is the President of Rascals International. Mr. Rodriguez is the only executive employed on a full-time basis by Rascals International. Mr. Rodriguez is responsible for strategizing not only our business plan but also the means of financing it. If Mr. Rodriguez were to leave Rascals International or become unable to fulfill his responsibilities, our business would be imperiled. At the very least, there would be a delay in the development of Rascals International until a suitable replacement for Mr. Rodriguez could be retained.

     Related party transactions may occur on terms that are not favorable to Rascals International.

     Two members of our Board of Directors, Eduardo Rodriguez and Michael Margolies, directly and through their families, control over 54% of the outstanding common stock of Rascals International. For the foreseeable future, therefore, they will control the operations of Rascals International. They are also the Managers of the limited liability companies that are the senior secured creditors of Rascals and that own one of the properties where Rascals' New Jersey clubs operate. It is possible that they will engage in other transactions with Rascals International. It is unlikely that they will obtain independent confirmation that the terms of such related party transac tions are fair. If the terms are unfair to Rascals International, the transactions could harm our operating results.

     Liability from lawsuits based on "dram shop" laws could exceed our insurance coverage.

     In most states where Rascals International locates clubs, there will be liquor liability ("dram shop") laws. These laws vary from state to state. In general, dram shop laws impose liability on the proprietor of an establish ment for damage caused by a customer of the establishment, if the service of alcoholic beverages by the establishment to that customer was a cause of the damage and the establishment service was negligent or otherwise culpable. Since we will serve alcoholic beverages in all of our clubs, we will be subject to the risk that lawsuits arising under dram shop laws could produce judgments that exceed our insurance coverage and imperil our capital.

            II.  Risks attendant to the market for our common stock.

     The volatility of the market for Rascals International common stock may prevent a shareholder from obtaining a fair price for his shares.

     Rascals International at the present time has fewer than 900 sharehold ers and only a small number of market makers. As a result, the market price for our common stock is volatile, at times moving over 100% in one day.
Unless and until the market for our common stock grows and stabilizes, the common shares you purchase will remain illiquid. A shareholder in Rascals International who wants to sell his shares, therefore, runs the risk that at the time he wants to sell, the market price may be much less than the price he would consider to be fair.


                                    -3-


     Rascals International will be quoted on the OTC Bulletin Board for the immediate future.

     Rascals International does not meet the eligibility requirements for listing on the NASDAQ Stock Market. Those requirements include 300 round lot shareholders, a net asset value of $4 million, a $4.00 bid price, and 1,000,000 publicly-held shares with a market capitalization of at least $5 million. Until we meet those standards and are accepted into the NASDAQ Stock Market, the Rascals International common stock will be quoted only on the OTC Bulletin Board. Such a listing is considered less prestigious than a NASDAQ Stock Market or an exchange listing, and many brokerage firms will not recommend Bulletin Board stocks to their clients. This situation may limit the liquidity of your shares.


                          SELLING SHAREHOLDERS

     The table below contains information regarding the individuals who are using this prospectus to offer common shares.


                             Shares        Number    Shares    Percentage of
                             Owned         of        Owned     Class Held
Selling                      Before        Shares    After     After
Shareholder       Position   Offering (1)  Offered   Offering  Offering
-----------------------------------------------------------------------------
Eduardo Rodriguez Chairman   2,283,404(1)  245,750   2,037,654     33.9%

Michael Margolies Vice
                  Chairman   2,278,963(1)  245,750   2,033,213     33.9%


(1) The shares beneficially owned by Messrs. Rodriguez and Margolies include 1,013,606 shares owned of record by Rodmar Holdings, LLC and 13,606 shares owned of record by Marod Holdings, LLC. Mr. Rodriguez and Mr. Margolies are the two Managers of Rodmar and of Marod. Mr. Rodriguez' wife owns a 50% interest in Rodmar and a 50% interest in Marod in trust for their minor children. The remaining 50% interest in each LLC is owned by The Margolies Family Trust. The Trustee of the Margolies Family Trust is Mr. Margolies' spouse, and the beneficiaries of the Trust are Mr. Margolies' spouse and children.

                        OTHER AVAILABLE INFORMATION

     Rascals International Int'l, Inc.is incorporating into this prospectus by reference the following documents previously filed with the Securities and Exchange Commission:

     (a) Rascals International's Annual Report on Form 10-KSB for the year ended December 31, 2002;

     (b) Rascals International's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2003;

     (c) Rascals International's Current Report on Form 8-K dated April 29,
         2003;

     (d) the description of Rascals International's Common Stock contained in its Registration Statement on Form 10-SB.

     Rascals International is also incorporating into this prospectus by reference all documents hereafter filed by Rascals International pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, until the termination of this offering.

     Upon written or oral request, Rascals International will provide to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any and all information that has been incorporated into this prospectus by reference. We will provide the information at no cost to the person who requests it. Any such request should be made to Eduardo Rodriguez, President, Rascals International, Inc., 414 Eagle Rock Avenue, Suite 308, West Orange, NJ 07052, telephone: 973-243-8080.

     Rascals International files with the Securities and Exchange
Commission annual, quarterly and current reports, proxy statements and other
information, which may assist you in understanding our company.   In addition,
we have filed a registration statement on Form S-8, including exhibits, with respect to the shares to be sold in the offering.

     You may read and copy the registration statement or any reports, statements or other information that we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our Commission filings, including the registration statement, are also available to you on the Commission's Web site at http://WWW.SEC.GOV.



                           INDEMNIFICATION

     Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation to provide indemnification to a director, officer, employee or agent of the corporation, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if such party acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful as determined in accordance with the statute, and except that with respect to any action which results in a judgment against the person and in favor of the corporation the corporation may not indemnify unless a court determines that the person is fairly and reasonably entitled to the indemnification. Section 145 further provides that indemnification shall be provided if the party in question is successful on the merits.

     The Bylaws of Rascals International provide that the corporation shall indemnify its directors and officers to the maximum extent provided by the Delaware General Corporation Law.

     Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to our directors, officers or controlling persons pursuant to the foregoing provision or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.




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